SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Elevation Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

28623U101
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2021**
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 2 is being filed solely to remove Aaron Royston as a Reporting Person, because Mr. Royston does not beneficially own any of the shares of Common Stock reported herein.

CUSIP No. 28623U101	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,866,339

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,866,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,866,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 28623U101	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,866,339

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,866,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,866,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 28623U101	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,866,339

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,866,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,866,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 28623U101	Page 5 of 9 Pages
1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,866,339

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,866,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,866,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 28623U101	Page 6 of 9 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,866,339

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,866,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,866,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 28623U101	Page 7 of 9 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Elevation Oncology, Inc. (the “Issuer”), whose principal executive offices are located at 888 Seventh Ave., 12th Floor, New York, New York 10106. This Amendment No. 2 amends and supplements the original statement on Schedule 13D filed by the Reporting Persons and Aaron Royston with the Securities and Exchange Commission (the “SEC”) on July 9, 2021, and Amendment No. 1 to the Schedule 13D filed by the Reporting Persons and Aaron Royston on May 27, 2022 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the original Schedule 13D.

This Amendment No. 2 is being filed solely to remove Aaron Royston as a Reporting Person, because Mr. Royston does not beneficially own any of the shares of Common Stock reported herein.  Mr. Royston was inadvertently included as a Reporting Person in the Schedule 13D originally filed with the SEC on July 9, 2021, and Amendment No. 1 to the Schedule 13D filed with the SEC on May 27, 2022. Except as specifically provided herein, this Amendment No. 2 does not modify any of the previous information reported in the original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	venBio Global Strategic Fund III, L.P., a Cayman Islands partnership (the “Fund III”);

ii.	venBio Global Strategic GP III, L.P., a Cayman Islands partnership (the “General Partner III”), which is the sole general partner of Fund III;

iii.	venBio Global Strategic GP III, Ltd., a Cayman Islands company (the “GP Ltd. III”), which is the sole general partner of the General Partner III;

iv.	Robert Adelman, a citizen of the United States of America and a director of the GP Ltd. III; and

v.	Corey Goodman (together with Robert Adelman, the “Directors”), a citizen of the United States of America and a director of the GP Ltd. III.

The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158. The principal business of Fund III is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of the General Partner III is to act as the sole general partner of the Fund III. The principal business of the GP Ltd. III is to act as the sole general partner of the General Partner III. The principal business of each of the Directors is to manage the General Partner III and the GP Ltd. III.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 23,289,064 shares of Common Stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 4, 2022.

CUSIP No. 28623U101	Page 8 of 9 Pages
As of June 29, 2021 (the date of the original Schedule 13D), the Reporting Persons beneficially owned 2,608,167 shares of Common Stock, which amount represented approximately 11.43% of the 22,822,230 shares of Common Stock then outstanding.  These figures were reported in the original Schedule 13D filed with the SEC on July 9, 2021.

Fund III directly holds all of the shares of Common Stock reported herein and in the original Schedule 13D. As the sole general partner of Fund III, the General Partner III may be deemed to beneficially own the shares held by Fund III and as the sole general partner of the General Partner III, the GP Ltd. III may be deemed to beneficially own the shares held by Fund III. As directors of the GP Ltd. III, each of the Directors may be deemed to beneficially own the shares held by Fund III.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.4	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 28623U101	Page 9 of 9 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022
VENBIO GLOBAL STRATEGIC FUND III, L.P.

	By:		VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

	By:		VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

	By:		*
	Title:		Director
	By:		*
	Title:		Director
	By:		*
	Title:		Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

	By:		VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

	By:		*
	Title:		Director
	By:		*
	Title:		Director
	By:		*
	Title:		Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

	By:		*
	Title:		Director
	By:		*
	Title:		Director
	By:		*
	Title:		Director

*
Corey Goodman

*
Robert Adelman

		By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.